Phone:	(212) 885-5000
Fax:	(917) 332-3057
Email:	brad.shiffman@blankrome.com

May 1, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

Rucha Pandit; Donald Field

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Alliance Entertainment Holding Corporation

Registration Statement on Form S-1

Filed April 12, 2023

File No. 333-271219

Dear Ms. Pandit and Mr. Field,

On behalf of our client, Alliance Entertainment Holding Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on April 12, 2023 (collectively, the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Kutch, the Company’s Chief Financial Officer, dated April 21, 2023, from the staff of the Commission (the “Staff”) and other updated information. For your convenience, we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1

Cover Page

1.	Please refer to the Second Prospectus cover page. For each of the securities being registered for resale, disclose the price that the Selling Securityholders paid for such securities.

Response: The Company respectfully notes the Staff’s comment and has added the requested disclosure on the cover page of the Second Prospectus.

May 1, 2023

2.	Please refer to the Second Prospectus cover page. Please disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company respectfully notes the Staff’s comment and has added the requested disclosure on the cover page of the Second Prospectus and pages 37-38, 70, Alt-1 and Alt-9 of the Registration Statement.

3.	Please refer to the Second Prospectus cover page. We note that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the Selling Securityholders for prices considerably below the current market price of your Class A common stock. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response: The Company respectfully notes the Staff’s comment and has added the requested disclosure on the cover page of the Second Prospectus.

Risk Factors, page 12

4.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors or Selling Securityholders have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company respectfully notes the Staff’s comment and has added the requested disclosure on page 40 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

5.	Please expand your discussion here to reflect the fact this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 70 of the Registration Statement accordingly.

May 1, 2023

Liquidity and Capital Resources, page 65

6.	In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 70 of the Registration Statement accordingly.

General

7.	Please refer to the Second Prospectus cover page. We note that your Class A common stock and Warrants are currently quoted on the OTC Pink marketplace. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. To sell securities at market prices, we require an existing trading market for those securities, and we do not consider the OTC Pink Marketplace to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-K. Accordingly, please revise to clarify that the Selling Securityholders will sell at a fixed price until your securities are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also disclose the fixed price. Lastly, please revise to clarify whether obtaining a listing or quotation on an existing public trading market is a condition to the resale offering. In this regard, we note that the Public Offering Prospectus cover page discloses that Nasdaq listing of your Class A common stock and Warrants is a condition to the public offering.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on the cover page of the Second Prospectus accordingly.

8.	Revise your Second Prospectus to disclose the price that each Selling Securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Selling Securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Selling Securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the Selling Securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on the cover page of the Second Prospectus and page 40 of the Registration Statement accordingly.

9.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. A non-exclusive example of an area where disclosure should be updated is follows:

•	You state on page 105 that “future” sales of your Class A common stock could “adversely affect the market price of our Class A common stock prevailing from time to time.” Please update this statement as well as your risk factor disclosure given that this registration statement is facilitating those sales.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 115 of the Registration Statement accordingly.

~ ~ ~

May 1, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 885-5442 or my colleague, Peter Melampy at (212) 885-5372 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Brad L. Shiffman

Brad L. Shiffman